SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2012
Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

2012 CORPORATE CALENDAR OF EVENTS

Company Name	Net Serviços de Comunicação S.A.
Central Office Address	Rua Verbo Divino. 1356
Internet Site	www.netservicos.com.br
Director of Investors Relations	Name: José G. Felix E-mail 1: ri@netservicos.com.br E-mail 2: flauzino.ferreira@netservicos.com.br E-mail 3: sergio.nobuo@netservicos.com.br Phone: +55 (11) 2111-2785 Fax: +55 (11) 2111-2780
Publications (and locality) in which its corporate documents are published	Valor Econômico e Diário Oficial do Estado de São Paulo
The Company is subject to the arbitration of the Market Arbitration Chamber pursuant to the arbitration clause in the Company’s Bylaws

Annual Financial Statement and Consolidated Financial Statement, when applicable, as of 12/31/2011
EVENT	DATE
Accessible to Stockholders	02/14/2012
Publication	02/15/2012
Submission to BM&FBOVESPA	02/14/2012

Standardized Financial Statement (DFP), as of 12/31/2011
EVENT	DATE
Submission to BM&FBOVESPA	02/14/2012

Annual Financial Statement and Consolidated Financial Statement, when applicable, according the international standards as of 12/31/2011.
EVENT	DATE
Submission to BM&FBOVESPA	02/14/2012

Reference Form, as of 12/31/2012
EVENT	DATE
Submission to BM&FBOVESPA	05/31/2012

Quarterly Financial Statement – ITR

EVENT	DATE
Submission to BM&FBOVESPA
• Referring to 1st quarter of 2012	04/26/2012
• Referring to 2nd quarter of 2012	07/30/2012
• Referring to 3rd quarter of 2012	10/30/2012

1

Quarterly Financial Statements in English or according to International Standards

EVENT	DATE
Submission to BM&FBOVESPA
• Referring to 1st quarter of 2012	04/26/2012
• Referring to 2nd quarter of 2012	07/30/2012
• Referring to 3rd quarter of 2012	10/30/2012

Scheduled Extraordinary Shareholders Meeting

EVENT	DATE

Submission of the Call Notice to BM&FBOVESPA with the administration’s proposal

03/19/2012

Publication of the Call Notice

03/20/2012
Extraordinary Shareholders Meeting	04/05/2012
Submission of the main resolutions of the extraordinary Shareholders Meeting to BM&FBOVESPA	04/05/2012
Submission of the Minutes of the Extraordinary Shareholders Meeting to BM&FBOVESPA	04/17/2012

Scheduled Ordinary Shareholders Meeting

EVENT	DATE
Submission of the administration’s proposal to BM&FBOVESPA	03/30/2012
Publication of the Call Notice	04/13/2012
Submission of the Call Notice to BM&FBOVESPA	04/13/2012
Ordinary Shareholders Meeting	04/30/2012
Submission of the main resolutions of the Ordinary Shareholders Meeting to BM&FBOVESPA	04/30/2012
Submission of the Minutes of the Ordinary Shareholders Meeting to BM&FBOVESPA	05/09/2012

Public Meeting with Analysts

EVENT	DATE
APIMEC/SP Presentation	11/30/2012

2

Board of Directors Meeting
EVENT	DATE
Board of Directors Meeting	03/19/2012
Submission of the Minutes of the Board of Directors meeting to BM&FBOVESPA	03/19/2012
Board of Directors Meeting	04/25/2012
Submission of the main resolutions of de Board of Directors meeting to BM&FBOVESPA	04/25/2012
Board of Directors Meeting	05/02/2012
Submission of the main resolutions of de Board of Directors meeting to BM&FBOVESPA	05/02/2012
Submission of the Minutes of the Board of Directors meeting to BM&FBOVESPA	05/08/2012
Board of Directors Meeting	06/26/2012
Submission of the Minutes of the Board of Directors meeting to BM&FBOVESPA	06/26/2012

Special Meeting of Shareholders Holders of Free Float Shares
EVENT	DATE

Submission of the Call Notice to BM&FBOVESPA

06/27/2012

Publication of the Call Notice

06/27/2012
Special Meeting of Shareholders	07/17/2012
Submission of the Minutes of Special Meeting of Shareholders to BM&FBOVESPA	07/17/2012

3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 26, 2012

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ José Antonio Guaraldi Félix
José Antonio Guaraldi Félix CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.